UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant Information dated November 26, 2015

Grupo Aval Acciones y Valores S.A. informs that the extraordinary General Shareholders’ meeting summoned for December 9, 2015 has been revoked, and subsequently a new extraordinary General Shareholders’ meeting has been summoned for December 21, 2015 pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Revocation and New Summoning to the General Shareholders’ Extraordinary Meeting

Grupo Aval Acciones y Valores S.A. informs that due to certain amendments included in the company’s Consolidated Financial Statements for the period ended June 30, 2015 pursuant to International Financial Reporting Standards, it is necessary to revoke the summoning to the General Shareholders’ Extraordinary Meeting scheduled for Wednesday, December 9, 2015 at 9:00 a.m., in the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

As a result, the Board of Directors and President of Grupo Aval Acciones y Valores S.A. summon the ordinary shareholders of the company to a General Shareholders’ Extraordinary Meeting that will take place on Monday, December 21, 2015 at 9:00 a.m., in the auditorium of Banco de Bogotá S.A., located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification,

2.	Agenda,

3.	Appointment of a committee for approval of the minutes,

4.	Consolidated Financial Statements for the period ended June 30, 2015,

5.	Audit Report,

6.	Consideration and approval of the Consolidated Financial Statements for the period ended June 30, 2015,

7.	Issues regarding the implementation of corporate governance best practices code (also known as new Código País),

8.	Proposal of amendment to the by-laws of the company

Pursuant to legal and statutory regulations the Consolidated Financial Statements for the period ended on June 30, 2015 and related legal documents, will be available for inspection of Shareholders during the legal term at the office of the General Secretary of the Company located at Carrera 13 N° 26A-47, Piso 26, Bogotá D.C.

Shareholders may be represented in the meeting with a written proxy including the representatives’ names, its substitutes, the dates, periods and meetings for which such proxy will be effective.

In order to obtain your certificate of assistance in advance, please confirm your assistance to Deceval at phone number 3077127 (in Bogotá) or 018000111901 (for the rest of the country). It is recommended that prior to the meeting, shareholders’ representatives file their proxies at Deceval’s offices located in Calle 24A No. 59-42, Tower 3, 6th floor, Bogotá D.C.

Luis Carlos Sarmiento Gutiérrez
President	Bogotá, November 26, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel